Steven M. Blondy
Executive Vice President and
Chief Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919-297-1116
Fax: 919-297-1601
steve.blondy@rhd.com
September 29, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Larry Spirgel

Re:	Dex Media West LLC Form 10-K for the year ended December 31, 2008 Filed March 31, 2009 File No. 333-112694
This letter is submitted with respect to Dex Media West LLC’s (the “Company” or “DMW”) response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2009 (the “Comment Letter”), addressed to the Company with respect to (i) the Annual Report on Form 10-K for the year ended December 31, 2008 of the Company filed by the Company on March 31, 2009 (the “Form 10-K”) and (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed by the Company on August 7, 2009.
The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to the Form 10-K. Terms used and not defined are used in the same manner they are used in the Form 10-K.

Form 10-K for the Year ended December 31, 2008
Report of Independent Registered Public Accounting Firm, page F-3
1. We note your response to comment two in our letter dated August 11, 2009. As previously requested, revise to identify the independent registered public accounting firm.
Response
The Company proposes to revise its Form 10-K on page F-3 to identify KPMG LLP as its registered public accounting firm, subject to the resolution of the remaining outstanding comments of the Staff included below.
As previously communicated by the Company in our letter dated August 31, 2009, and as indicated below with regard to the remaining outstanding comments of the Staff, the Company would like to address certain Staff comments with revised disclosure on a prospective basis commencing with our Quarterly Report on Form 10-Q for the period ended September 30, 2009 and/or Annual Report on Form 10-K for the year ended December 31, 2009, as applicable. For various reasons described below, the Company respectfully requests the Staff to consider permitting us to include these proposed revised disclosures on a prospective basis, as already agreed to in some cases, and not include these disclosures in an amendment of our Form 10-K for the year ended December 31, 2008.
The following represents the Staff comments that would require revised disclosure in our amended Form 10-K for the year ended December 31, 2008, as well as the Company’s position of why we believe prospective application only is appropriate.
Staff Letter Dated August 11, 2009
Comment 1: Management’s Narrative Analysis of Results of Operations, page 29
The Company agreed to revise this disclosure in its September 30, 2009 Form 10-Q. However, we do believe that the original disclosure included in the Form 10-K was accurate and did not mislead the users of the financial statements. The revised disclosure only serves as an enhancement to what was originally disclosed.
In addition, given the Company filed for Chapter 11 protection on May 28, 2009 and that our related Disclosure Statement filed on September 18, 2009 is publicly available to the users of the Form 10-K, we believe that including the revised disclosures as provided in our response to you in our letter dated August 31, 2009 and this letter dated September 29, 2009 in an amendment to the Form 10-K would not be relevant to the primary users of the DMW financial statements. This is supported by the fact that our most current SEC filings and filings with the Bankruptcy Court include the latest trends, risks and uncertainties related to our business. As such, we do not believe it is necessary to amend our Form 10-K for the year ended December 31, 2008 for information that is currently available to the public, as well as to our existing bondholders and financial institutions.
Staff Letter Dated August 11, 2009 — Comment 7: Income Taxes, page F-31; and
Staff Letter Dated September 15, 2009 — Comment 5: Income Taxes, page F-31
The Company agreed to revise this disclosure in its December 31, 2009 Form 10-K. However, we do believe that the original disclosure included in our Form 10-K for the year ended December 31, 2008 was accurate and did not mislead the users of the financial statements, as we did disclose that the Company considers projected future taxable income, among other items, in determining the realizability of our temporary differences. The revised disclosure will state specifically that the Company projects taxable income in future periods in order for the realization of our temporary differences. As such, we do not believe it is necessary to amend our Form 10-K for the year ended December 31, 2008 for this enhanced disclosure that is implicit in the original disclosure.
Staff Letter Dated August 11, 2009 — Comment 4: Identifiable Intangible Assets and Goodwill, page F-11; and
Staff Letter Dated September 15, 2009 — Comment 4: Identifiable Intangible Assets and Goodwill, page F-11
The Company agreed to revise this disclosure in its December 31, 2009 Form 10-K. However, we do believe that the original disclosure included in our Form 10-K for the year ended December 31, 2008 was accurate and did not mislead the users of the financial statements. More importantly, the disclosure was made to inform the user of the financial statements of why we reviewed the remaining useful lives of the DSA’s and that the impact of the change in the remaining useful lives would have an accounting impact on a prospective basis commencing January 1, 2009. Therefore, there would be no impact to the financial statements for the year ended December 31, 2008. As the accounting impact will commence during the year ended December 31, 2009, we believe the enhanced disclosures suggested in our letter dated September 29, 2009 are more relevant for the current and future reporting periods. As such, we do not believe it is necessary to amend our Form 10-K for the year ended December 31, 2008.
Identifiable Intangible Assets and Goodwill, page F-11
2. We note your response to comment three in our letter dated August 11, 2009 and that as a starting point you determined the public market consolidated BEV (business enterprise value) of RHD consolidated. In this regard tell us how you considered paragraphs 23 and 25 of SFAS 142. Since a quoted market price is not available for DMW, it appears to us that the market capitalization approach is not an appropriate method under SFAS 142.
In addition from your response it appears that you are testing DMW as a single reporting unit in accordance with paragraph 37 of SFAS 142. However it is unclear to us how you are performing your goodwill impairment test at the DMW level. Please explain in detail. Tell us why you believe goodwill impairment testing complies with paragraph 37 of SFAS 142.
Response
We will first address the second half of your question. RHD has long maintained that it has one operating segment and one reporting unit under SFAS 142. However, primarily due to the debt held at DMW and other subsidiaries, we have filed financial statements at the subsidiary level. Therefore, we test goodwill in accordance with paragraph 37 of SFAS 142 at the subsidiary level.
Relating to our testing protocol, Paragraph 23 of SFAS 142 relates to the use of public market prices in a market capitalization approach. This approach, when applicable, typically provides the most reliable results. Paragraph 25 of SFAS 142 addresses the use of a market comparable valuation approach that employs the observed valuation multiples of guideline companies as a proxy for the subject entity.
Globally, there are very few publicly traded yellow page publishing companies. There are no publicly traded guideline companies confined to DMW’s geographic footprint nor were there any recent transactions of similar directories publishers. We consider RHD to be the best guideline company to help assess the overall value of DMW in a market approach context. With approximately 35% of 2008 revenues, DMW is RHD’s largest subsidiary. The financial performance of DMW is an important determinant of RHD’s stock and bond market pricing, as well as DMW’s bond pricing. In fact, debt issued by

DMW, about half of which was publicly traded, directly comprised approximately 25% of RHD’s total business enterprise value (“BEV”) as of June 30, 2008 (based on 30 day trailing trading prices). Attempting to apply a BEV-to-EBITDA multiple or some other traditional valuation multiple from any other public publishing company would likely produce distorted results, particularly in a time of high market volatility. In the spirit of a traditional market approach, we could have applied, for example, an aggregate RHD BEV-to-EBITDA multiple to DMW’s EBITDA to arrive at a somewhat static fair value indication. Instead, our use of a discounted cash flow analysis as described under paragraph 18 of Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”), allowed us to better recognize the distinctions between the anticipated operational and financial performance of DMW and other RHD subsidiaries. We further determined, as suggested in the following speech excerpt, that the sum of our computed subsidiary BEVs (and resultant goodwill impairment findings) determined by our discounted cash flow analyses equated to the aggregate RHD market-based BEV (when including a very minor, 0.5% of BEV, assumed control premium).

...”However, I would also note that it would not be reasonable for a registrant to simply ignore recent declines in their stock price, as the declines are likely indicative of factors the registrant should consider in their determination of fair value, such as a more than temporary repricing of the risk inherent in any company’s equity that results in a higher required rate of return or a decline in the market’s estimated future cash flows of the company. ... If a registrant concludes that their current market capitalization does not reflect fair value then they should understand that the staff may ask them to support the propriety of their control premium or other reasons for such a conclusion.” Speech by SEC Staff: “Remarks before the 2008 AICPA National Conference on Current SEC and PCAOB Developments” by Robert G. Fox III Professional Accounting Fellow, Office of the Chief Accountant U.S. Securities and Exchange Commission Washington, D.C. December 8, 2008

As suggested by Mr. Fox, we used the information conveyed by the market capitalization approach to guide our selection of the required rate of return (or discount rate) employed in our discounted cash flow models. Specifically, while we did consider current debt and equity market yields, we also computed the overall RHD internal rate of return (“IRR”). The Company defines IRR as the discount rate that when applied to the aggregate debt free cash flow forecasts of RHD that allows the present value sum to be equivalent to the RHD market capitalization based BEV. We determined there were no material distinctions in the risk/return profiles of RHD’s subsidiaries and, accordingly, used this IRR as a base discount rate for DMW. Minor risk premiums (e.g. 0.75% for DSAs and 1.25% for customer relationships) were added to the IRR base rate in determining the discount rates for DMW’s discrete intangible asset discounted cash flow models.
In summary, we emphasize that we fully impaired the goodwill of DMW and all other subsidiaries of RHD as of June 30, 2008. As DMW’s financial performance and RHD’s stock and RHD/DMW bond prices continued to decline over Q3 and Q4 2008, our assessment was validated by hindsight. We believe that we have reasonably applied the guidance in paragraphs 23, 25 and 37 of SFAS 142 and paragraph 18 of SFAS 157 in our analysis.
3. We note on page F-12 the “RHD performed impairment tests of its definite-lived intangible assets and other long-lived assets... as a result of these tests, we recognized a non-cash charge of $326.0 million during the fourth quarter of 2008...the fair values of the intangible assets were derived from a discounted cash flow analysis using a discount rate that results in the present value of assets and liabilities equal to the then current value of RHD’s debt and equity securities.” In this regard, tell us specifically how you test your definite-lived intangible assets and other long-lived assets. Tell us the assets group(s) used in your testing. Refer to your basis of accounting literature.
Response
We test our definite lived intangible assets and other long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires companies to perform a two-step analysis. Step 1 is to determine if events or changes in circumstances indicate that the carrying amount of a particular intangible asset may not be recoverable (i.e., if an impairment indicator exists). If there is an impairment indicator present as a result of Step 1 of the impairment analysis, SFAS 144 requires that Step 2 to be performed. Under Step 2, for long-lived assets to be held and used, SFAS 144 requires that an impairment charge be recognized if the carrying amount (net book value) of a long-lived asset group is not recoverable from undiscounted cash flows. If the carrying amount of the long-lived asset does exceed the undiscounted cash flows, a second calculation is performed to measure the fair value of the long-lived asset based upon discounted net cash flows. Under this second calculation, an impairment charge is recognized equal to the amount that the carrying value of the asset group exceeds its fair value.
One of the key determinations in performing an impairment evaluation of long-lived assets is the appropriate level at which the long-lived assets should be grouped for purposes of performing the impairment test. Paragraphs 10-14 of SFAS 144 provide the applicable guidance on grouping long-lived assets to be held and used for purposes of performing the impairment tests under that standard. Paragraph 10 of SFAS 144 indicates that, “for purposes of recognition and measurement of an impairment loss, a long-lived asset, or assets, shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” RHD has historically accounted for its intangible assets by individual intangible asset (i.e. trade name, customer relationships, DSA, etc). We believe this is consistent with SFAS 144 because this is the lowest level at which cash flows are identifiable and largely independent.
Once triggering events were identified during the fourth quarter of 2008 and the carrying amount of certain DMW definite-lived intangible assets and other long-lived assets were noted to be in excess of their respective discrete identifiable undiscounted cash flows by individual intangible asset, a second calculation was performed to measure the fair value of such assets based upon their respective discrete discounted cash flows. As noted above in our response to comment 2, the various discount rates used in the second calculation were benchmarked to the consolidated IRR with minor additional premiums applied to individual asset classes to recognize their unique risk and liquidity characteristics. The Company determined that this was the most practical and reasonable method to determine this impairment testing element since RHD was the only entity in its consolidated group with traded equity securities, while RHD and certain other entities in the consolidated group, including DMW, each had traded debt securities. The $326.0 million impairment charge DMW recorded in the fourth quarter of 2008 equaled the amount the carrying value of the definite-lived intangible assets and other long-lived assets exceeded their fair value determined by DMW’s discrete discounted cash flow by individual intangible asset.
4. We note your response to comment four in our letter dated August 11, 2009 and your statement that “based upon quantitative analysis of this price compression trend, the RULs for RHD’s DSA intangible assets (including those held by DMW) were estimated to range from 28 to 38 years. The Company concluded that a reduction to 33 years, the mid-point of the above noted ranges, is a reasonable estimate for the RUL for the DMW DSA.” Based on this response it appears that you are evaluating your DSA’s (directory service agreement) at the RHD’s consolidated level versus at the each individual asset level. If this is true, tell us why this is appropriate. Refer to your basis in accounting literature. It should be noted that Dex Media West (DMW) operates publishes the official yellow pages and white pages directories for Qwest corporation in Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming while RHD consolidated has directory service agreements with AT&T and Embarq in other parts of the country.
Please provide us with your proposed future disclosure discussing your assumptions and methods used to determine the useful life.
Response
According to paragraph 11 of SFAS 142, the accounting for recognized intangible asset is based on its useful life to the reporting entity. SFAS 142 also states that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. In our response to you dated August 11, 2009, we stated that our estimate of the useful life of the DSA intangible assets was based on the factors presented in paragraph 11 of SFAS 142. Accordingly, after analyzing each of the pertinent criteria, we determined that the estimated useful life should be truncated primarily based on price premium and market share compression (i.e. under the guidance of factor (e) of paragraph 11 of SFAS 142).
As discussed in our reply to comment 2 above, individual discounted cash flow models were constructed for DMW’s DSA and all other finite lived intangible assets of the print directory subsidiaries. To directly respond to your comment, we did not evaluate DSAs or any other finite lived intangible asset on a consolidated basis. Most of the key input variables for DMW’s DSA model were unique to DMW; e.g., revenue growth, profit margin, contributory asset charges, and the initial price premium enjoyed relative to competing independent publishers. The trend or possible compression in this price premium is difficult to analyze and was only recently studied and broadly estimated by sales management personnel in response to changing industry and economic conditions. The study reviewed, on a sample basis, estimated price differentials between directory ads and independent ad prices for DMW and Dex Media East (“DME”) markets on a composite basis over a four year period. We believe performing the RUL analysis at the Dex Media composite level is a reasonable approach given that Dex Media West and Dex Media East have very similar key economic characteristics.
Proposed Disclosure
In connection with the RHD Merger, RHD acquired the Dex Directory Services Agreements, which Dex Media had entered into with Qwest, including, (1) a publishing agreement with a term of 50 years commencing November 8, 2002 subject to automatic renewal for additional one-year terms, which grants us the right to be the exclusive official directory publisher of listings and classified advertisements of Qwest’s telephone customers in the geographic areas in the Dex States in which Qwest (and its successors) provided local telephone services as of November 8, 2002, as well as having the exclusive right to use certain Qwest branding on directories in those markets and (2) a non-competition agreement with a term of 40 years commencing November 8, 2002, pursuant to which Qwest (on behalf of itself and its affiliates and successors) has agreed not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex States in which Qwest provided local telephone service as of November 8, 2002 that are directed primarily at consumers in those geographic areas. The fair value assigned to the Dex Media Directory Services Agreements for Dex Media West of $4.2 billion was based on the multi-period excess earnings method using a discounted cash flow model specific to the Company and is now being amortized under the straight-line method over 33 years. The discounted cash flow model includes certain assumptions including, but not limited to, revenue growth, profit margin, contributory asset charges, and the price premium benefit Dex Media West has over competing independent publishers in its markets resulting from the DSA. Under the multi-period excess earnings approach, the projected cash flows of the intangible assets are computed indirectly, which means that future cash flows are projected with deductions made to recognize returns on appropriate contributory assets, leaving the excess, or residual net cash flow, as indicative of the intangible asset fair value.
During the year ended December 31, 2009, the Company assessed the remaining useful life of the DSA and the remaining useful lives of each of its other definite lived intangible assets and other long-lived assets by evaluating certain relevant factors including, but not limited to, the effects of obsolescence, demand, competition, and other economic factors, including the stability of the industry in which we operate, known technological advances, legislative actions that result in an uncertain or changing regulatory environment, and expected changes in distribution channels. Based on this evaluation, we have concluded that the remaining useful life of the DSA and the remaining useful lives of our other definite lived intangible assets and other long-lived assets reflect the period they are expected to contribute to our future cash flows and are therefore deemed appropriate.

Proposed Disclosure on Reduction in RUL
In connection with the impairment testing of our definite-lived intangible assets and other long-lived assets, SFAS No. 144 also requires an evaluation of the remaining useful lives (“RUL”) of these assets to consider, among other things, the effects of obsolescence, demand, competition, which takes into consideration the price premium benefit Dex Media West has over competing independent publishers in its markets, and other economic factors, including the stability of the industry in which we operate, known technological advances, legislative actions that result in an uncertain or changing regulatory environment, and expected changes in distribution channels.
Based on this evaluation, DMW recognized a truncation in RUL related to the DSA intangible asset due to compression of its price premium benefit over competing independent publishers in its markets as well as a decline in market share during the year ended December 31, 2008. As a result, the remaining useful lives of our directory services agreements acquired by RHD in the RHD Merger (collectively, the “Dex Directory Services Agreements”) were reduced to 33 years effective January 1, 2009 in order to better reflect the period these intangible assets are expected to contribute to our future cash flow.
Income Taxes, page F-31
5. We note your response to comment seven in our letter dated August 11, 2009. In future filings please provide disclosure similar to the last paragraph of your response. In addition, your disclosure should state that you project taxable income in the future in order to realize your temporary differences.
Response
In future filings, we will provide disclosure similar to the last paragraph of our response to you in our letter dated August 31, 2009 and such disclosure will include that the Company projects taxable income in future periods in order for the realization of our temporary differences.
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Summary of Significant Accountings Policies, page 10
6. We note your response to comment ten in our letter dated August 11, 2009 and your statement the “since there was no material change to the Company’s estimated undiscounted cash flow from its March 31, 2009 analysis, and the Company’s performance was tracking to its projections, it was not necessary to proceed with any future impairment testing, given there was no impairment resulting from the Company’s March 31, 2009 testing procedures.” Given that you filed for voluntary petitions for chapter 11 on May 28, 2009 it is unclear to us why you believe that your estimated undiscounted cash flows projections would not change. Please explain in detail and provide us with your impairment analysis. In addition as previous requested disclosure specific assumptions and methods to evaluate impairment. Provide us with proposed future 10-Q disclosure.
In addition, it is unclear to us, given that you filed for voluntary petitions for chapter 11 on May 28, 2009, why your quantitative and qualitative factors did not change when evaluating the useful lives of your long-lived an intangible assets. Please explain in detail.
Response
The follow table summarizes the results of our impairment testing as of March 31, 2009. As noted, there was no impairment as a result of our testing.

		Sum of
		Undiscounted
	SFAS 144	Future	Carrying
(in millions)	Test Result	Cash Flows	Value

DSA	Pass	$4,863	$3,904
Local Customer Relationship	Pass	215	132
National Customer Relationship	Pass	97	29
Trademark	Pass	279	221
Advertising Commitment	Pass	15	11
The Company utilized the Income Approach to perform its impairment testing. In general, the Income Approach estimates the present value of the future economic benefits in what is often referred to as a Discounted Cash Flows (“DCF”) analysis. The Company has used this method in virtually all of its prior purchase price allocations and impairment evaluations. Please note, that in accordance with SFAS 144, our first step in our impairment testing using the Income Approach is based on undiscounted cash flow information. The following are the primary assumptions and other information used for our impairment testing as of March 31, 2009:
•	Historical financial information;
°	Revenue and EBITDA margin trends.

°	Customer attrition data.

°	Price premiums relative to competing independent publishers.
•	Long-term financial projections, which include the impact of the chapter 11 filing and our assessment of the timing of economic recovery in the markets we serve:
°
Net Revenue trends: Declines in revenues of approximately 20% from 2009 to 2010 and an approximate 6% decline from 2010 to 2011, followed by moderate revenue growth of approximately 2%-3% through 2013. The declines in revenue trends were based on increased customer attrition and weakened economic conditions in our markets.

°	EBITDA margin trends: Declines in EBITDA margins of approximately 4.4% from 2009 to 2010 and an approximate 2% decline from 2010 to

2011, followed by moderate EBITDA margin growth of approximately 1% through 2013.

°
Customer attrition data (used to test the DMW finite-lived customer relationships and DSA intangible assets that were initially valued and recorded at the time of their acquisition on January 31, 2006):

■	Local customers: A decline in customer attrition rates from significant levels in 2009 and 2010 leveling off to high single digit attrition rates in 2011 and 2012.

■
National customers: A modest decline in customer attrition rates in 2009 and 2010 and leveling off to mid single digits 2011 and 2012. These rates are not as heavily impacted by the current economic environment due to the pass-through nature of our agreements with the Certified Marketing Representatives.

•	Intangible asset carrying values as of the testing date.
On May 28, 2009, the Company voluntarily filed for relief under chapter 11 to consummate a balance sheet restructuring with the ultimate goal, upon emergence, to have a less leveraged capital structure that will be better aligned with the on-going cash flows of the business. Based on the Company’s financial projections, it was clear it would not be able to service or refinance its maturing debt in the early part of 2010. Accordingly, the Company made the appropriate disclosure in its 2008 Form 10-K and March 31, 2009 Form 10-Q indicating management’s substantial doubt as to whether the Company will be able to continue as a going concern for a reasonable period of time.
The financial projections used by management to make these determinations and to provide appropriate disclosures in its 2008 Form 10-K were completed in February 2009. These projections were updated by the Company in April 2009 for its impairment testing performed as of March 31, 2009. The Company acknowledges that filing for chapter 11 on May 28, 2009 was a triggering event requiring further impairment analysis of its definite-lived intangible assets and other long-lived assets. However, upon management’s review, there was no material change to the underlying assumptions supporting financial projections used in April 2009. Additionally, the Company compared its June 30, 2009 YTD operating results to those included in the April 2009 financial projections and determined that current overall operating performance was tracking to those projections. In summary, virtually the same financial projections were used to support the first and second quarter impairment evaluations as they continued to be management’s best of estimates of future performance. To be clear, the key assumptions (see above) included in the forecast models reflect management’s best long-term estimate of the depressed market conditions both for the pre-bankruptcy and post bankruptcy periods. As noted in our response to you in our letter dated August 31, 2009, since our 2009 first quarter impairment evaluation resulted in no indication of impairment and there was no material change to our financial projections through June 30, 2009, it was not necessary to proceed with any further impairment testing in the second quarter of 2009.

As noted in our response to you in our letter dated August 31, 2009, the Company evaluated and adjusted the useful lives of certain intangible assets in connection with the impairment testing as of December 31, 2008. In connection with the impairment testing as of March 31, 2009 and June 30, 2009, the Company analyzed the same qualitative and quantitative factors that were used to evaluate and adjust the useful lives at December 31, 2008. Our qualitative and quantitative analysis included an assessment of the overall operating performance of the Company as well as the potential impact of filing for Chapter 11, as this scenario was built into our long-term financial projections. The Company determined that there was no material change to the quantitative and qualitative factors since December 31, 2008 that would warrant further adjustment to the useful lives. The Company disclosed the methods and assumptions used to adjust the useful lives during the year ended December 31, 2008 in our Form 10-K.
At the request of the Staff, the Company agrees to add the following disclosure in its future filings, as appropriate:
“The Company performed impairment tests of its definite-lived intangible assets and other long-lived assets during the three and nine months ended September 30, 2009. The Company utilized the following information and assumptions in order to complete its impairment evaluation:
•	Historical financial information, including revenue, profit margins, customer attrition data and price premiums enjoyed relative to competing independent publishers;

•	Long-term financial projections, including revenue growth, profit margin growth and contributory asset charges; and

•	Intangible asset carrying values as of September 30, 2009;
The results of these tests indicated no impairment. In connection with our impairment testing, the Company also evaluated the remaining useful lives of its definite-lived intangible assets and other long-lived assets and concluded that the remaining useful lives were appropriate.”
* * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided this response letter to you via facsimile, as well as through EDGAR submission, to facilitate an expeditious resolution to any remaining comments the Staff may have.
Please contact me at (919) 297-1116 should you wish to discuss any of the Company’s responses. Thank you for your continuing attention to this matter.
Sincerely,
Steven M. Blondy
Executive Vice President and Chief Financial Officer
cc:
Inessa Kessman
Mark Hianik, Esq.